SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Appointment of the CEO of the Telecom Argentina Group

FOR IMMEDIATE RELEASE Buenos Aires, March 2, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Articles 2 and 3 and Title II, Chapter III, Article 8 a) of the Rules of the Comisión Nacional de Valores (CNV) (New Text 2013)

I am writing you in my capacity as Chairman of Telecom Argentina S.A (the ‘Company’), following our letter dated February 19, 2015, through which we announced the resignation tendered by Mr. Oscar Cicchetti as Chief Executive Officer (CEO) of the Telecom Argentina Group effective as of March 4th, 2015, to assume the responsibility of new relevant projects in Telecom Italia S.p.A.

In reference to this matter, the Board of Directors, in a meeting held today, resolved:

1) To accept the resignation tendered by Mr. Oscar Cicchetti as Chief Executive Officer (CEO) of the Telecom Argentina Group effective as of March 4th, 2015.

2) To appoint Mrs. ELISABETTA RIPA as his replacement as Chief Executive Officer (CEO) of the Telecom Argentina Group effective as of the referred date.

 Sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 2, 2015	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman